Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

CONNECTED TRANSACTION

DISPOSAL OF EQUITY INTERESTS IN SAGA

THE AGREEMENT

On 22 September 2022 (after trading hours), the Company and CSAH entered into the Agreement, pursuant to which the Company agreed to sell, and CSAH agreed to purchase, approximately 57.9% equity interests in SAGA (representing the corresponding registered capital of SAGA of RMB0.77688 billion, which has been fully paid-up) at the Consideration of RMB 1.18 billion.

Upon Completion, the Company will cease to have any interest in SAGA and SAGA will cease to be a subsidiary of the Company.

IMPLICATIONS UNDER THE LISTING RULES

As CSAH and its associates directly and indirectly hold approximately 64.96% of the issued share capital of the Company as at the date of this announcement, CSAH is a connected person of the Company under the Listing Rules. Therefore, the transaction contemplated under the Agreement constitute a connected transaction of the Company under Chapter 14A of the Listing Rules.

As one or more of the applicable percentage ratios for the transaction contemplated under the Agreement is more than 0.1% and less than 5%, the transaction contemplated under the Agreement is subject to the reporting and announcement requirements but is exempt from the independent shareholders’ approval requirement under the Listing Rules.

THE AGREEMENT

Date

22 September 2022

Parties

Vendor	:	the Company

Purchaser	:	CSAH

Disposal of equity interests in SAGA

Pursuant to the Agreement, the Company agreed to sell, and CSAH agreed to purchase, approximately 57.9% equity interests in SAGA (representing the corresponding registered capital of SAGA of RMB0.77688 billion, which has been fully paid-up).

Consideration

The Consideration for the Disposal of RMB1.18 billion is determined after arm’s length negotiations between the Company and CSAH with reference to the valuation of the shareholder’s equity value of SAGA of RMB2.024 billion prepared by Beijing Beifang Yashi Assets Appraisal (LLP) (北京北方亞事資產評估事務所(特殊普通合夥)) (an independent qualified valuer in the PRC) under an asset-based approach as of 31 May 2022.

The Consideration shall be paid by CSAH to the Company’s designated bank account by instalment, among which CSAH shall pay the first instalment in the amount of approximately RMB0.60 billion to the Company before 30 September 2022 and the remaining amount of approximately RMB0.58 billion to the Company before 15 November 2022.

Completion

Completion shall take place on the date of completion of the relevant industrial and commercial change registration, which shall be done within 5 business days from the date of the Agreement.

Upon Completion, the Company will cease to have any interest in SAGA and SAGA will cease to be a subsidiary of the Company.

FINANCIAL EFFECTS OF THE DISPOSAL

Based on the valuation of the shareholder’s equity value of SAGA as of 31 May 2022 and the Consideration, it is preliminary estimated that the Group may record an unaudited after tax gain of approximately RMB0.2439 billion from the Disposal. Shareholders should however note that the actual gain or loss from the Disposal to be recorded by the Group will depend on the corresponding applicable tax treatment and costs incurred for the Disposal, and will be subject to the review by the auditors of the Company. The Board is of the view that the Disposal will not have any material financial impact on the Group.

The proceeds from the Disposal will be applied towards the Group’s general working capital requirement.

REASONS FOR AND BENEFITS OF ENTERING INTO THE AGREEMENT

The business operations of the Company and SAGA are relatively independent to each other in terms of core resources, operation models, target customers and business models. The Board is of the view that the Disposal will enable the Group to further concentrate its advantages and resources on its core business. In addition, the proceeds from the Disposal is expected to provide additional working capital to the Company which will relieve the Company’s financial pressure as a result of the COVID-19 pandemic to a certain extent.

Among the 6 Directors, 2 connected Directors, Mr. Ma Xu Lun and Mr. Han Wen Sheng, were required to abstain from voting in the Board meeting in respect of the resolution to approve the transaction contemplated under the Agreement proposed to be entered into by the Company. All remaining 4 Directors who were entitled to vote unanimously approved the above resolutions. The format and procedure for passing the resolutions were in compliance with the Company Law of the PRC and the articles of association of the Company.

The Directors (including the independent non-executive Directors) consider that the terms of the Agreement were entered into after arms-length negotiation and the terms therein are fair and reasonable, the transaction contemplated thereunder are, although not conducted in the ordinary and usual course of business of the Group, on normal commercial terms or better, and are in the interests of the Company and its Shareholders as a whole.

INFORMATION OF THE PARTIES

THE COMPANY

The principal business activity of the Company is that of civil aviation.

CSAH

CSAH is a state-owned enterprise established in the PRC. The principal business activity of CSAH is operating the Group and other enterprises which the Group invested in and which constitutes wholly state-owned assets and state-owned equity formed through the state’s investments.

INFORMATION OF SAGA

SAGA is a company established in the PRC. Its principal business includes general aviation services such as helicopter offshore oil and gas transportation services, helicopter power line patrol services, aircraft escrow services, island commuting and air travel services. As at the date of this announcement, SAGA is owned as to approximately 57.9%, 10.0%, 14.1%, 10.0% and 8.0% by the Company, CSP Investment Group, Shuangbai No.1, Southern Airlines Capital and ZGA, respectively.

The following table contains certain financial information of SAGA which is prepared in accordance with the PRC Accounting Standards:

	For the year ended 31 December 2021 (audited) RMB (’0000)	For the year ended 31 December 2020 (audited) RMB (’0000)
Net profit before tax	11,209.44	7,555.12
Net profit after tax	7,712.44	5,531.85

The unaudited consolidated total asset value and net asset value of SAGA as at 30 June 2022 were approximately RMB1.8638709 billion and approximately RMB1.6007759 billion respectively.

IMPLICATIONS UNDER THE LISTING RULES

As CSAH and its associates directly and indirectly hold approximately 64.96% of the issued share capital of the Company as at the date of this announcement, CSAH is a connected person of the Company under the Listing Rules. Therefore, the transaction contemplated under the Agreement constitute connected transactions of the Company under Chapter 14A of the Listing Rules.

As one or more of the applicable percentage rations for the transactions contemplated under the Agreement is more than 0.1% and less than 5%, the transactions contemplated under the Agreement are subject to the reporting and announcement requirements but are exempt from the independent shareholders’ approval requirement under the Listing Rules.

DEFINITIONS

In this announcement, the following expressions have the following meanings, unless the context requires otherwise:

“Agreement”	the equity transfer agreement entered into on 22 September 2022 between the Company and CSAH

“associates”	has the meaning ascribed to it under the Listing Rules

“Board”	the board of Directors

“Company”	China Southern Airlines Company Limited, a joint stock company incorporated in the PRC with limited liability

“Completion”	completion of the Disposal pursuant to the Agreement

“connected person”	has the meaning ascribed to it under the Listing Rules

“Consideration”	the consideration for the Disposal in the sum of RMB1.18 billion pursuant to the Agreement

“controlling shareholder”	has the meaning ascribed to it under the Listing Rules

“CSAH”	China Southern Air Holding Limited Company, a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company

“CSP Investment Group”	China Southern Power Grid Industry Investment Group Co., Ltd. (南方電網産業投資集團有限責任公司), a company established and validly existing under the laws of the PRC

“Directors”	directors of the Company

“Disposal”	the disposal of approximately 57.9% equity interests of SAGA as contemplated under the Agreement

“Group”	the Company and its existing subsidiaries

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“PRC” or “China”	the People’s Republic of China (other than, for the purpose of this announcement only, Hong Kong, Macau and Taiwan)

“RMB”	Renminbi, the lawful currency of the PRC

“SAGA”	Southern Airlines General Aviation Cp., Ltd. (南航通用航空有限公司), a company established and validly existing under the laws of PRC and a non-wholly owned subsidiary of the Company

“Shuangbai No. 1”	Guoxin Shuangbai No. 1 (Hangzhou) Equity Investment Partnership (Limited Partnership) (國新雙百壹號（杭州）股權投資合夥企業（有限合夥）), a partnership established and validly existing under the laws of PRC

“Southern Airlines Capital”	China Southern Airlines Group Capital Holding Limited (中國南航集團資本控股有限公司), a company established and validly existing under the laws of PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“ZGA”	Zhuhai General Aviation Investment Partnership (Limited Partnership) (珠海通航通投資合夥企業（有限合夥）), a partnership established and validly existing under the laws of PRC

By order of the Board China Southern Airlines Company Limited Chen Wei Hua and Liu Wei Joint Company Secretaries

Guangzhou, the People’s Republic of China

22 September 2022

As at the date of this announcement, the Directors include Ma Xu Lun and Han Wen Sheng as executive Directors; and Liu Chang Le, Gu Hui Zhong, Guo Wei and Yan Andrew Y as independent non-executive Directors.